================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)
                           ---------------------------

                           REGENCY CENTERS CORPORATION
                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                        758849 10 3
    (Title of class of securities)                            (CUSIP number)

                              NANCY E. BARTON, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153


                                DECEMBER 14, 2001
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)

                         (Continued on following pages)
                              (Page 1 of 28 pages)

================================================================================

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      758849 10 3                                         13D                 Page 2 of 26 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------
---------------------- --------------------------------------------------------- --------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 EB ACQUISITION CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (A) [  ]
                                                                                                                   (B) [  ]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- ------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):         [_]
---------------------- --------------------------------------------------------- --------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND

--------------------------------- -------- ----------------------------------------------------- ----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- ----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  34,273,236 SHARES OF COMMON
                                                                                                 STOCK (SEE ITEMS 2 AND 5)
            OWNED BY
                                  -------- ----------------------------------------------------- ----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- ----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             34,273,236 SHARES OF COMMON
                                                                                                 STOCK (SEE ITEMS 2 AND 5)

---------------------- ------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON
                                                                                                 STOCK (SEE ITEMS 2 AND 5)

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  59.5%
                                                                                                            (SEE ITEMS 2 AND  5)
---------------------- --------------------------------------------------------- --------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- --------------------------------------------------



                                       2

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      758849 10 3                                         13D                 Page 3 of 26 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------

---------------------- --------------------------------------------------------- --------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (A) [  ]
                                                                                                             (B) [  ]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- ------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):      [_]
---------------------- --------------------------------------------------------- --------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- ----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- ----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  34,273,236 SHARES OF COMMON
                                                                                                 STOCK (SEE ITEMS 2 AND 5)
            OWNED BY
                                  -------- ----------------------------------------------------- ----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- ----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             34,273,236 SHARES OF COMMON
                                                                                                 STOCK (SEE ITEMS 2 AND 5)

---------------------- ------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON
                                                                                                 STOCK (SEE ITEMS 2 AND 5)

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                59.5%
                                                                                                          (SEE ITEMS 2 AND 5)
---------------------- --------------------------------------------------------- --------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- --------------------------------------------------



                                       3

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      758849 10 3                                         13D                   Page 4 of 26 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------

---------------------- --------------------------------------------------------- --------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [  ]
                                                                                                           (B) [  ]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- ------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [_]
---------------------- --------------------------------------------------------- --------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- ----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- ----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  34,273,236 SHARES OF COMMON
                                                                                                 STOCK (SEE ITEMS 2 AND 5)
            OWNED BY
                                  -------- ----------------------------------------------------- ----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- ----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             34,273,236 SHARES OF COMMON
                                                                                                 STOCK (SEE ITEMS 2 AND 5)

---------------------- ------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON
                                                                                                 STOCK (SEE ITEMS 2 AND 5)

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [ ]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                59.5%
                                                                                                          (SEE ITEMS 2 AND 5)
---------------------- --------------------------------------------------------- --------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- --------------------------------------------------



                                       4

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      758849 10 3                                         13D                Page 5 of 26 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------

---------------------- --------------------------------------------------------- --------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                               (A) [  ]
                                                                                                       (B) [  ]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- ------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [_]
---------------------- --------------------------------------------------------- --------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- ----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- ----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- ----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- ----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL
                                                                                                 SHARES DISCLAIMED BY GENERAL
                                                                                                 ELECTRIC CAPITAL SERVICES, INC.
---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [ ]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  NOT APPLICABLE
                                                                                                            (SEE 11 ABOVE)

---------------------- --------------------------------------------------------- --------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- --------------------------------------------------




                                       5

--------------------------------- ----------------------------------------------                 ----------------------------------
CUSIP number                      758849 10 3                                         13D                Page 6 of 26 Pages
--------------------------------- ----------------------------------------------                 ----------------------------------

---------------------- --------------------------------------------------------- --------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC COMPANY
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [  ]
                                                                                                                (B) [  ]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- ------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [_]
---------------------- --------------------------------------------------------- --------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- ----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- ----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- ----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- ----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL
                                                                                                 SHARES DISCLAIMED BY GENERAL
                                                                                                 ELECTRIC COMPANY
---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:              [ ]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           NOT APPLICABLE
                                                                                                     (SEE 11 ABOVE)
---------------------- --------------------------------------------------------- --------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- --------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

                     This statement relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Regency Centers Corporation, a Florida corporation (the "Company"). The principal executive offices of the Company are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202.

ITEM 2.  IDENTITY AND BACKGROUND.

                     This statement is filed by General Electric Capital Corporation, a Delaware corporation ("GE Capital"), for and on behalf of itself, EB Acquisition Corp., a Maryland corporation ("EB"), GE Capital International Holdings Corporation, a Delaware corporation ("GE Holdings"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York corporation ("GE" and, collectively with GE Capital, EB, GE Holdings and GECS, the "Reporting Persons"). GECS is a wholly owned subsidiary of GE, GE Capital is a wholly owned subsidiary of GECS, GE Holdings is a wholly owned subsidiary of GE Capital and EB is a wholly owned subsidiary of GE Holdings.

                     As described below under Item 4, GE Capital and EB have entered into a Merger Agreement (as defined below) with Security Capital Group Incorporated ("Security Capital"). The shares of Common Stock covered by this statement on Schedule 13D are beneficially owned by Security Capital. This statement is being filed solely by reason of the existence of certain covenants for the benefit of GE Capital and EB set forth in the Merger Agreement relating to the voting and disposition of the Common Stock by Security Capital as described below in Item 4. The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-3 promulgated thereunder, the beneficial owner of any of the shares of Common Stock covered by this statement.

                     GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

                     EB was incorporated on December 14, 2001, for the sole purpose of merging with and into Security Capital pursuant to the Merger Agreement.

                     GE Holdings is a Delaware corporation with its principal executive offices located at 1600 Summer Street, Stamford, Connecticut 06905. GE Holdings is a holding company which owns all the common stock of EB and other subsidiaries.

                     GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries.

                     GE is a New York corporation with its principal executive office located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

                     (a), (b) and (c) For information with respect to the identity and background of each executive officer and director of each Reporting Person, see Schedules I, II, III, IV and V attached hereto, respectively.

                     (d) and (e) During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any person identified in Schedules I through V has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

                     On December 14, 2001, Security Capital, GE Capital and EB entered into an Agreement and Plan of Merger, dated as of December 14, 2001 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1 and is hereby incorporated by reference. Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, EB will merge with and into Security Capital (the "Merger"), with Security Capital as the surviving company. As a result of the Merger, Security Capital will become an indirect wholly owned subsidiary of GE Capital. In the Merger, shares of Security Capital's Class B Common Stock, par value $.01 per share (the "Class B shares"), will be converted into the right to receive consideration consisting of $26 in cash per share, subject to the substitution therefor as described below and in the Merger Agreement of a combination of cash and common shares of beneficial interest of ProLogis Trust ("ProLogis Common Stock") with an agreed aggregate value of $26 per Class B Share (the "Class B Consideration"), and shares of Security Capital's Class A Common Stock, par value $0.01 per share (the "Class A Shares"), will be converted into the right to receive 50 times the Class B Consideration (the "Class A Consideration").

                     GE Capital may elect (but no later than the 15th day before Security Capital's stockholder meeting to vote on the Merger and the Merger Agreement (the "Group Stockholder Meeting")) to include the ProLogis Common Stock owned by Security Capital as part of the Class A Consideration and the Class B Consideration. If GE Capital so elects, the holders of Class B Shares would receive $26 in cash per Class B Share less the value of the ProLogis Common Stock received by them (with the ProLogis Common Stock valued for such purposes based upon the 10-day trailing average price of the ProLogis Common Stock 2 days prior to the Group Stockholder Meeting), and the holders of the

Class A Shares would receive 50 times such amount. GE Capital may also revoke its election to include the shares of ProLogis Common Stock as part of the Class A Consideration and Class B Consideration, provided however that no such revocation may be made if such revocation would make it reasonably necessary, based upon the advice of Security Capital's independent counsel, to delay the Group Stockholder Meeting.

                     In Section 5.1 of the Merger Agreement, Security Capital has agreed, among other things, to conduct its operations in the ordinary and usual course of business consistent with past practice and not to take certain actions, including, among other actions, not to sell, lease or dispose of any assets (including the shares of Common Stock beneficially owned by Security Capital) outside the ordinary and usual course of business consistent with past practice (the "Ordinary Course Covenants"). Security Capital also has agreed to use commercially reasonable efforts to cause its public investees, including the Company, to comply with the Ordinary Course Covenants. The Merger Agreement provides that for these purposes, Security Capital shall be deemed to have used its commercially reasonable efforts to cause its public investees (including the Company) to take or not take any actions contemplated by such Section 5.1 if Security Capital (i) exercises all voting rights to the extent that the taking or not taking of any action requires a vote of the stockholders of such public investee, (ii) exercises all rights under any contract or agreement to which Security Capital or any of its subsidiaries is a party, and (iii) causes its representatives acting as members of the board of directors or trustees of such public investees subject to their fiduciary duties to such public investees or trustees and their shareholders under applicable law, to exercise all rights as directors of such public investee, as applicable.

                     Consummation of the Merger is subject to a number of conditions, including the approval of the Merger Agreement by a majority of the voting power of the outstanding stock of Security Capital, the absence of any injunction or other government action preventing the merger, obtaining antitrust and other required regulatory approvals, the effective registration of the common shares of beneficial interest, par value $0.01, of ProLogis Trust, beneficially owned by Security Capital, the accuracy of each parties representations and warranties and compliance with covenants, and the absence of a Material Adverse Effect (as defined in the Merger Agreement) having occurred as to Security Capital.

                     The description of the Merger Agreement set forth in this
Schedule 13D is qualified in its entirety by reference to such agreement, which is attached hereto as described above and incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                     (a) and (b) By reason of the execution and delivery of the Merger Agreement and the covenants set forth in the Merger Agreement relating to the Common Stock as described in Item 4 above, for the purpose of Rule 13d-3 promulgated under the Exchange Act, EB, GE Holdings and GE Capital, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) the 34,273,236 shares of Common Stock beneficially owned by Security Capital, representing 59.5% of the outstanding shares of Common Stock. However, the filing of this statement shall not be construed as an admission that any of EB, GE Holdings, GE Capital, GECS or GE are, for purposes of Section 13(d) of the Exchange Act, or Rule 13d-3 promulgated thereunder, the beneficial owner of any of the shares of Common Stock covered by this statement. Except as set forth in this Item 5, neither EB, GE Holdings, GE Capital nor any person controlling EB, GE Holdings or GE Capital, nor, to the best of their knowledge after reasonable inquiry, any person identified on Schedules I through V hereto, owns beneficially any shares of Common Stock.

                     (c) Except for the execution and delivery of the Merger Agreement referenced in Item 4 hereof, no transactions in shares of Common Stock were effected by any of the Reporting Persons, or, to the best of their knowledge, any of the persons identified in Schedules I through V hereto, during the 60 days prior to the date hereof.

                     (d) Not applicable.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     Except for the Merger Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the shares of Common Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of December 14, 2001, by and among GE Capital, EB and Security Capital.

Exhibit 2 Joint Filing Agreement, dated as of December 26, 2001 by and among GE Capital, GE Holdings, EB, GECS and GE to file this Statement on Schedule 13D with respect to the beneficial ownership by the undersigned of shares of Common Stock of Regency Centers Corporation.

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2001

                          GENERAL ELECTRIC COMPANY*

                          By: /s/ Nancy E. Barton
                              -----------------------------------------------
                              Name: Nancy E. Barton
                              Title: Attorney-in-Fact


                          GENERAL ELECTRIC CAPITAL SERVICES, INC.

                          By: /s/ Nancy E. Barton
                              -----------------------------------------------
                              Name: Nancy E. Barton
                              Title: Senior Vice President


                          GENERAL ELECTRIC CAPITAL CORPORATION

                          By: /s/ Nancy E. Barton
                              -----------------------------------------------
                              Name: Nancy E. Barton
                              Title: Senior Vice President


                          GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION

                          By: /s/ Sarah Graber
                              -----------------------------------------------
                              Name: Sarah Graber
                              Title: Vice President and Assistant Secretary


                          EB ACQUISITION CORP.

                          By: /s/ Kevin Korsh
                              -----------------------------------------------
                              Name: Kevin Korsh
                              Title: Assistant Secretary


----------------------

* Power of attorney, dated as of February 22, 2000, by General Electric Company is hereby incorporated by reference to Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.

                                  EXHIBIT INDEX

Exhibit No.                          Description
-----------                          -----------

    1 Agreement and Plan of Merger, dated as of December 14, 2001, by and among GE Capital, EB and Security Capital.

    2 Joint Filing Agreement, dated as of December 26, 2001 by and among GE Capital, GE Holdings, EB, GECS and GE to file this Statement on Schedule 13D with respect to the beneficial ownership by the undersigned of shares of Common Stock of Regency Centers Corporation.

                           SCHEDULE I TO SCHEDULE 13D

                  Filed by General Electric Capital Corporation

                              EB ACQUISITION CORP.

                        DIRECTORS AND EXECUTIVE OFFICERS

                     Set forth below are the name and present principal occupation or employment of each director and executive officer of EB Acquisition Corp. The business address of each director and executive officer is c/o EB Acquisition Corp., 260 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States, except as set forth below.

Name                         Present Principal Occupation or Employment
----                         ------------------------------------------
Michael Pralle               Mr. Pralle is the President and Chief Executive Officer of EB Acquisition
                             Corp. and the sole member of its Board of Directors.

Stewart Koenigsberg          Mr. Koenigsberg is the Vice President and Chief Financial Officer of EB
                             Acquisition Corp.

Alec Burger                  Mr. Burger is a Vice President of EB Acquisition Corp.


Mark Kaplow                  Mr. Kaplow is the Vice President and Secretary of EB Acquisition Corp.


Jayne Day                    Ms. Day is a Vice President of EB Acquisition Corp.

Robert Pfeiffer              Mr. Pfeiffer is a Vice President of EB Acquisition Corp.

Kevin Korsh                  Mr. Korsh is the Assistant Secretary of EB Acquisition Corp.


                           SCHEDULE II TO SCHEDULE 13D

                  Filed by General Electric Capital Corporation

                  GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION

                        DIRECTORS AND EXECUTIVE OFFICERS

                     Set forth below are the name and present principal occupation or employment of each director and executive officer of GE Capital International Holdings Corporation. The business address of each director and executive officer is c/o GE Capital International Holdings Corporation, 1600 Summer Street, Stamford, Connecticut 06905. All persons are citizens of the United States, except as set forth below.

Name                          Present Principal Occupation or Employment
----                          ------------------------------------------
Kathryn A. Cassidy            Ms. Cassidy is Vice President and Assistant Treasurer of GE Capital
                              International Holdings Corporation.

Charles Crabtree              Mr. Crabtree is a Vice President of GE Capital International Holdings
                              Corporation.

Richard D'Avino               Mr. D'Avino is the sole Director and a Vice President of GE Capital
                              International Holdings Corporation.

Ray Duggins                   Mr. Duggins is a Vice President of GE Capital International Holdings Corporation.

Sarah Graber                  Ms. Graber is a Vice President and Assistant Secretary of GE Capital International
                              Holdings Corporation.

Leonard Kim                   Mr. Kim is a Vice President of GE Capital International Holdings Corporation.

Elizabeth Lee                 Ms. Lee is a Vice President of  GE Capital International Holdings Corporation.  Ms.
                              Lee is a citizen of the United Kingdom.

Jonathan Mothner              Mr. Mothner is a Vice President and Assistant Secretary of GE Capital International
                              Holdings Corporation.

David R. Nissen               Mr. Nissen is the President of GE Capital International Holdings Corporation.


                                       14

Mike Pyles                    Mr. Pyles is a Vice President of GE Capital International Holdings Corporation.

Jim Richmond                  Mr. Richmond is a Vice President of GE Capital International Holdings Corporation.

Maive Scully                  Mr. is the Vice President and Treasurer of GE Capital International Holdings
                              Corporation.

                          SCHEDULE III TO SCHEDULE 13D

                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION

                        DIRECTORS AND EXECUTIVE OFFICERS

                     Set forth below are the name and present principal occupation or employment of each director and executive officer of General Electric Capital Corporation. The business address of each director and executive officer is c/o General Electric Capital Corporation, Long Ridge Road, Stamford, Connecticut 06927, except as set forth below. All persons are citizens of the United States, except as set forth below

Name                             Present Principal Occupation or Employment
----                             ------------------------------------------
Joan Amble                       Ms. Amble is the Vice President and Controller of General Electric Capital
                                 Corporation.

Nancy E. Barton                  Ms. Barton is a Director and the Senior Vice President, General Counsel and Secretary
                                 of General Electric Capital Corporation.

Ferdinando Beccalli              Mr. Beccalli is a Director and an Executive Vice President of General Electric
                                 Capital Corporation.  Mr. Beccalli is a citizen of Italy.

James R. Bunt                    Mr. Bunt is a Director of General Electric Capital Corporation.

David L. Calhoun                 Mr. Calhoun is a Director of General Electric Capital Corporation.  His business address is 1 Neumann Way, Cincinnati, Ohio 45215.

James A. Colica                  Mr. Colica is the Senior Vice President of Global Risk Management of
                                 General Electric Capital Corporation.

Richard D'Avino                  Mr. D'Avino is the Senior Vice President, Tax, of General Electric Capital
                                 Corporation.

Dennis D. Dammerman              Mr. Dammerman is a Director of General Electric Capital Corporation.

Scott C. Donnelly                Mr. Donnelly is a Director of General Electric Capital Corporation.

Michael D. Fraizer               Mr. Fraizer is a Director of General Electric Capital Corporation.

Benjamin W. Heineman, Jr.        Mr. Heineman is a Director of General Electric Capital Corporation.


                                       16

Jeffrey R. Immelt                Mr. Immelt is a Director of General Electric Capital Corporation.

Robert L. Lewis                  Mr. Lewis is Senior Vice President of General Electric Capital Corporation.

John H. Myers                    Mr. Myers is a Director of General Electric Capital Corporation.

Denis J. Nayden                  Mr. Nayden is the Chairman and Chief Executive Officer of General Electric Capital
                                 Corporation.

Michael A. Neal                  Mr. Neal is a Director and President and Chief Operating Officer of General Electric
                                 Capital Corporation.

David R. Nissen                  Mr. Nissen is a Senior Vice President of General Electric Capital Corporation.

James A. Parke                   Mr. Parke is a Director, Vice Chairman and the Chief Financial Officer of General
                                 Electric Capital Corporation.

Ronald R. Pressman               Mr. Pressman is a Director of General Electric Capital Corporation.  His business address is 5200 Metcalf, Overland Park, Kansas 66204.

Gary M. Reiner                   Mr. Reiner is a Director of General Electric Capital Corporation.

John M. Samuels                  Mr. Samuels is a Director of General Electric Capital Corporation.

Marc J. Saperstein               Mr. Saperstein is Senior Vice President of Human Resources of General Electric
                                 Capital Corporation.

Keith S. Sherin                  Mr. Sherin is a Director of General Electric Capital Corporation.

Edward D. Stewart                Mr. Stewart is a Director and an Executive Vice President of General Electric Capital
                                 Corporation.

Kathryn A. Cassidy               Ms. Cassidy is Senior Vice President, Corporate Treasury and Global Funding Operation
                                 of General Electric Capital Corporation.

Robert C. Wright                 Mr. Wright is a Director of General Electric Capital Corporation.  His business address is 30 Rockefeller Plaza, New York, New York 10112.


                           SCHEDULE IV TO SCHEDULE 13D

                Filed by General Electric Capital Services, Inc.

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

                                 PRESENT                                             PRESENT
                                 BUSINESS                                            PRINCIPAL
NAME                             ADDRESS                                             OCCUPATION
----                             -------                                             ----------
Directors

Nancy E. Barton                  General Electric Capital Corporation                Senior Vice President, General Counsel and
                                 260 Long Ridge Road                                 Secretary
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

Ferdinando Beccalli              General Electric Capital Corporation                Director and Executive Vice President
                                 260 Long Ridge Road
                                 Stamford, CT  06927
                                 Citizenship:  Italy

James R. Bunt                    General Electric Company                            Vice President and Treasurer
                                 3135 Easton Turnpike
                                 Fairfield, CT  06431
                                 Citizenship:  U.S.A.

David C. Calhoun                 GE Aircraft Engines                                 Chief Executive Officer
                                 1 Neumann Way
                                 Cincinnati, OH  45215
                                 Citizenship:  U.S.A.

Dennis D. Dammerman              General Electric Company                            Vice Chairman and Executive Officer
                                 3135 Easton Turnpike
                                 Fairfield, CT  06431
                                 Citizenship:  U.S.A.

Scott C. Donnelly                General Electric CR&D                               Senior Vice President
                                 One Research Circle
                                 Niskayuna, NY  12309
                                 Citizenship:  U.S.A.

Michael D. Fraizer               GE Financial Assurance                              President and Chief Executive Officer
                                 6604 W. Broad Street
                                 Richmond, VA  23230
                                 Citizenship:  U.S.A.


                                       18

                                 PRESENT                                             PRESENT
                                 BUSINESS                                            PRINCIPAL
NAME                             ADDRESS                                             OCCUPATION
----                             -------                                             ----------

Benjamin W. Heineman, Jr.        General Electric Company                            Senior Vice President, General Counsel and
                                 3135 Easton Turnpike                                Secretary
                                 Fairfield, CT  06431
                                 Citizenship:  U.S.A.

Jeffrey R. Immelt                General Electric Company                            President and Chairman
                                 3135 Easton Turnpike
                                 Fairfield, CT  06431
                                 Citizenship:  U.S.A.

John H. Myers                    GE Investment Corporation                           Chairman and President
                                 3003 Summer Street
                                 Stamford, CT  06904
                                 Citizenship:  U.S.A.

Denis J. Nayden                  General Electric Capital Corporation                Chairman and Chief Executive Officer
                                 260 Long Ridge Road
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

Michael A. Neal                  General Electric Capital Corporation                President and Chief Operating Officer
                                 260 Long Ridge Road
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

James A. Parke                   General Electric Capital Corporation                Vice Chairman and Chief Financial Officer
                                 260 Long Ridge Road
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

Ronald R. Pressman               Employers Reinsurance Corporation                   Chairman, President and Chief Executive Officer
                                 5200 Metcalf
                                 Overland Park, KS  66204
                                 Citizenship:  U.S.A.

Gary M. Reiner                   General Electric Company                            Senior Vice President and Chief Information
                                 3135 Easton Turnpike                                Officer
                                 Fairfield, CT  06431
                                 Citizenship:  U.S.A.


                                       19

                                 PRESENT                                             PRESENT
                                 BUSINESS                                            PRINCIPAL
NAME                             ADDRESS                                             OCCUPATION
----                             -------                                             ----------

John M. Samuels                  General Electric Company                            Vice President and Senior Counsel, Corporate
                                 3135 Easton Turnpike                                Taxes
                                 Fairfield, CT  06431
                                 Citizenship:  U.S.A.

Keith S. Sherin                  General Electric Company                            Senior Vice President and
                                 3135 Easton Turnpike                                Chief Financial Officer
                                 Fairfield, CT  06431
                                 Citizenship:  U.S.A.

Edward D. Stewart                General Electric Capital Corporation                Executive Vice President
                                 1600 Summer Street
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

Robert C. Wright                 30 Rockefeller Plaza                                Director
                                 New York, New York 10112


Executive Officers

Dennis D. Dammerman              General Electric Company                            Vice Chairman and Executive Officer
                                 3135 Easton Turnpike
                                 Fairfield, CT  06431
                                 Citizenship:  U.S.A.

Denis J. Nayden                  General Electric Capital Corporation                Chairman and Chief Executive Officer
                                 260 Long Ridge Road
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

Michael D. Fraizer               GE Financial Assurance                              President and Chief Executive Officer
                                 6604 W. Broad Street
                                 Richmond, VA  23230
                                 Citizenship:  U.S.A.

Michael A. Neal                  General Electric Capital Corporation                President and Chief Operating Officer
                                 260 Long Ridge Road
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.


                                       20

                                 PRESENT                                             PRESENT
                                 BUSINESS                                            PRINCIPAL
NAME                             ADDRESS                                             OCCUPATION
----                             -------                                             ----------

Ronald R. Pressman               Employers Reinsurance Corporation                   Chairman, President and Chief Executive Officer
                                 5200 Metcalf
                                 Overland Park, KS  66204
                                 Citizenship:  U.S.A.

James A. Parke                   General Electric Capital Services, Inc.             Executive Vice President and Chief Financial
                                 260 Long Ridge Road                                 Officer
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

Edward D. Stewart                General Electric Capital Services, Inc.             Executive Vice President
                                 600 Summer Street
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

Nancy E. Barton                  General Electric Capital Services, Inc.             Senior Vice President, General Counsel and
                                 260 Long Ridge Road                                 Secretary
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

James A. Colica                  General Electric Capital Services, Inc.             Senior Vice President,
                                 260 Long Ridge Road                                 Global Risk Management
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

Richard D'Avino                  General Electric Capital Services, Inc.             Senior Vice President, Taxes
                                 777 Long Ridge Road
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

Marc. J. Saperstein              General Electric Capital Services, Inc.             Senior Vice President, Human Resources
                                 260 Long Ridge Road
                                 Stamford, CT 06927
                                 Citizenship:  U.S.A.

Kathryn A. Cassidy               General Electric Capital Services, Inc.             Senior Vice President, Corporate Treasury and
                                 201 High Ridge Road                                 Global Funding Operation
                                 Stamford, CT  06927
                                 Citizenship:  U.S.A.

                           SCHEDULE V TO SCHEDULE 13D

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY

                        DIRECTORS AND EXECUTIVE OFFICERS

                              PRESENT                                             PRESENT
                              BUSINESS                                            PRINCIPAL
NAME                          ADDRESS                                             OCCUPATION
----                          -------                                             ----------
Directors

J. I. Cash, Jr.               Harvard Business School                             Professor of Business Administration
                              Morgan Hall                                         Graduate School of Business
                              Soldiers Field Road                                 Administration, Harvard University
                              Boston, MA  02163

S. S. Cathcart                222 Wisconsin Avenue                                Retired Chairman,
                              Suite 103                                           Illinois Tool Works
                              Lake Forest, IL  60045

D. D. Dammerman               General Electric Company                            Vice Chairman of the Board and Executive
                              3135 Easton Turnpike                                Officer, General Electric Company; Chairman,
                              Fairfield, CT  06431                                General Electric Capital Services, Inc.

P. Fresco                     Fiat SpA                                            Chairman of the Board,
                              via Nizza 250                                       Fiat SpA
                              10126 Torino, Italy

A. M. Fudge                   4 Lowlyn Road
                              Westport, CT 06880

C. X. Gonzalez                Kimberly-Clark de Mexico,                           Chairman of the Board and Chief Executive
                              S.A. de C.V.                                        Officer, Kimberly-Clark de Mexico, S.A. de C.V.
                              Jose Luis Lagrange 103,
                              Tercero Piso
                              Colonia Los Morales
                              Mexico, D.F.  11510, Mexico

J. R. Immelt                  General Electric Company                            President
                              3135 Easton Turnpike                                General Electric Company
                              Fairfield, CT  06431


                                       22

                              PRESENT                                             PRESENT
                              BUSINESS                                            PRINCIPAL
NAME                          ADDRESS                                             OCCUPATION
----                          -------                                             ----------

A. Jung                       Avon Products, Inc.                                 President and Chief Executive Officer, Avon
                              1345 Avenue of the Americas                         Products, Inc.
                              New York, NY  10105

K. G. Langone                 Invemed Associates, Inc.                            Chairman, President and Chief Executive Officer,
                              375 Park Avenue                                     Invemed Associates, Inc.
                              New York, NY  10152

R. B. Lazarus                 Ogilvy & Mather Worldwide                           Chairman and Chief Executive Officer, Ogilvy &
                              309 West 49th Street                                Mather Worldwide
                              New York, New York  10019-7316

S. G. McNealy                 Sun Microsystems, Inc.                              Chairman, President and Chief Executive Officer,
                              901 San Antonio Road                                Sun Microsystems, Inc.
                              Palo Alto, CA  94303-4900

G. G. Michelson               Federated Department Stores                         Former Member of the Board of Directors,
                              151 West 34th Street                                Federated Department Stores
                              New York, NY  10001

S. Nunn                       King & Spalding                                     Partner, King & Spalding
                              191 Peachtree Street, N.E.
                              Atlanta, GA  30303

R. S. Penske                  Penske Corporation                                  Chairman of the Board and President, Penske
                              13400 Outer Drive                                   Corporation
                              West Detroit, MI  48239-4001

F. H. T. Rhodes               Cornell University                                  President Emeritus, Cornell University
                              3104 Snee Building
                              Ithaca, NY  14853

G.L. Rogers                   General Electric Company                            Vice Chairman of the Board and Executive
                              3135 Easton Turnpike                                Officer, General Electric Company
                              Fairfield, CT 06431


A. C. Sigler                  Champion International Corporation                  Retired Chairman of the Board and CEO and former
                              1 Champion Plaza                                    Director, Champion International Corporation
                              Stamford, CT  06921

D. A. Warner, III             J. P. Morgan Chase & Co., Inc.                      Chairman of the Board, President, and Chief
                              The Chase Manhattan Bank and Morgan Guaranty        Executive Officer, J. P. Morgan Chase & Co., Inc.
                              Trust Co.
                              270 Park Avenue
                              New York, NY  10017-2070


                                       23

                              PRESENT                                             PRESENT
                              BUSINESS                                            PRINCIPAL
NAME                          ADDRESS                                             OCCUPATION
----                          -------                                             ----------

R. C. Wright                  National Broadcasting Company, Inc.                 Vice Chairman of the Board and Executive
                              30 Rockefeller Plaza                                Officer, General Electric Company; Chairman and
                              New York, New York  10112                           Chief Executive Officer, National Broadcasting
                                                                                  Company, Inc.
                              Citizenship
                              P. Fresco - Italy
                              C. X. Gonzalez - Mexico
                              Andrea Jung - Canada
                              All Others - U.S.A.


Executive Officers

P. D. Ameen                   General Electric Company                            Vice President and Comptroller
                              3135 Easton Turnpike
                              Fairfield, CT  06431

J. R. Bunt                    General Electric Company                            Vice President and Treasurer
                              3135 Easton Turnpike
                              Fairfield, CT  06431

D. C. Calhoun                 General Electric Company                            Senior Vice President - GE Aircraft Engines
                              1 Neumann Way
                              Cincinnati, OH  05215

J.P. Campbell                 General Electric Company                            Vice President - GE Appliances
                              Appliance Park
                              Louisville, KY 40225

W. J. Conaty                  General Electric Company                            Senior Vice President - Human Resources
                              3135 Easton Turnpike
                              Fairfield, CT  06431

D. D. Dammerman               General Electric Company                            Vice Chairman of the Board and Executive
                              3135 Easton Turnpike                                Officer, General Electric Company; Chairman,
                              Fairfield, CT  06431                                General Electric Capital Services, Inc.

S.C. Donnelly                 General Electric Company                            Senior Vice President - Corporate Research and
                              One Research Circle                                 Development
                              Niskayuna, NY  12309


                                       24

                              PRESENT                                             PRESENT
                              BUSINESS                                            PRINCIPAL
NAME                          ADDRESS                                             OCCUPATION
----                          -------                                             ----------

M.J. Espe                     General Electric Company                            Senior Vice President - GE Lighting
                              Nela Park
                              Cleveland, OH  44112

Y. Fujimori                   General Electric Company                            Senior Vice President - GE Plastics
                              1 Plastics Avenue
                              Pittsfield, MA 01201


B. W. Heineman, Jr.           General Electric Company                            Senior Vice President - General Counsel and
                              3135 Easton Turnpike                                Secretary
                              Fairfield, CT  06431

J. R. Immelt                  General Electric Company                            President
                              3135 Easton Turnpike
                              Fairfield, CT  06431

J. M. Hogan                   General Electric Company                            Senior Vice President - GE Medical Systems
                              P.O. Box 414
                              Milwaukee, WI  53201

J. Krenicki, Jr.              General Electric Company                            Vice President - GE Transportation Systems
                              2901 East Lake Road
                              Erie, PA  16531

R. W. Nelson                  General Electric Company                            Vice President - Corporate Financial Planning
                              3135 Easton Turnpike                                and Analysis
                              Fairfield, CT  06431

G. M. Reiner                  General Electric Company                            Senior Vice President - Chief Information Officer
                              3135 Easton Turnpike
                              Fairfield, CT  06431

J. G. Rice                    General Electric Company                            Senior Vice President - GE Power Systems
                              1 River Road
                              Schenectady, NY  12345

G. L. Rogers                  General Electric Company                            Vice Chairman of the Board and Executive Officer
                              1 Plastics Avenue
                              Pittsfield, MA  01201

K. S. Sherin                  General Electric Company                            Senior Vice President - Finance and Chief
                              3135 Easton Turnpike                                Financial Officer
                              Fairfield, CT  06431

L. G. Trotter                 General Electric Company                            Senior Vice President - GE Industrial Systems
                              41 Woodford Avenue
                              Plainville, CT  06062


                                       25

                              PRESENT                                             PRESENT
                              BUSINESS                                            PRINCIPAL
NAME                          ADDRESS                                             OCCUPATION
----                          -------                                             ----------

W.A. Woodburn                 General Electric Company                            Senior Vice President - GE Specialty Materials
                              41 Woodford Avenue
                              Plaineville, CT 06062

R. C. Wright                  National Broadcasting Company, Inc.                 Vice Chairman of the Board and Executive
                              30 Rockefeller Plaza                                Officer, General Electric Company; President and
                              New York, New York  10112                           Chief Executive Officer, National Broadcasting
                                                                                  Company, Inc.


                                   Citizenship

                             Yoshiaki Fujimori Japan

                                All Others U.S.A.








                                       26